UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 96552 / December 20, 2022

ADMINISTRATIVE PROCEEDING
File No. 3-20918

In the Matter of **WENDY ELIZABETH SILL TRUST,** Respondent.	**ORDER MAKING FINDINGS AND IMPOSING REMEDIAL SANCTIONS PURSUANT TO SECTION 17A(c)(3) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

On June 30, 2022, the Securities and Exchange Commission ("Commission") instituted public administrative proceedings against the Wendy Elizabeth Sill Trust ("Respondent"), pursuant to Section 17A(c)(3) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Respondent has submitted an Offer of Settlement (the "Offer"), which the Commission has determined to accept. Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, which are admitted, Respondent consents to the entry of this Order Making Findings and Imposing Remedial Sanctions Pursuant to Section 17A(c)(3) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that[1]:

     1.   Respondent registered with the Commission as a transfer agent on October 2, 2020. The business address shown on its Form TA-1 is 5800 River Rd Apt 326, Nashville, TN 37209-5643

     2.   Respondent was formed on September 6, 2020, as a Tennessee for-profit corporation under the name "Wendy Elizabeth Sill Co.," which was changed to "Wendy Elizabeth Sill Trust" on September 23, 2020. Respondent became inactive on August 11, 2021.

     3.   Transfer agents must register with the Commission by filing a Form TA-1 and complete the form according to its instructions. *See* Section 17A(c)(2) of the Exchange Act [15 U.S.C. § 78q-1(c)(2)] and Rule 17Ac2-1(a) [17 C.F.R. § 240.17Ac2-1(a)] thereunder.

     4.   On September 2, 2020, Respondent filed a Form TA-1 that listed its principal office address, defined on the form as the address "where transfer agent activities are, or will be, performed," as 5800 River Rd, Apt 326, Nashville, TN 37209-5643.

     5.   Transfer agents registered on December 31 of any given year are required to file an annual report by March 31 of the following year summarizing the securities transactions they facilitated and other information related to their services as a transfer agent. *See* Rule 17Ac2-2(a) [17 C.F.R. § 240.17Ac2-2(a)]. Respondent did not file annual reports for 2020 or 2021 by March 31 of the following years, or to date.

     6.   Transfer agents are required to make and keep records specified by Commission regulations ("Required Records") and to furnish them to the Commission on request. *See* Section 17(a)(1) of the Exchange Act [15 U.S.C. § 78q(a)(1)]. All transfer agent records, required or otherwise, are subject to examination by the Commission. *See* Section 17(b)(1) [15 U.S.C. § 78q].

     7.   On March 25, 2021, staff in the Commission's Division of Examinations (the "Staff") contacted Respondent by phone through Wendy Elizabeth Sill ("Sill") and informed Respondent that the Division had opened an examination. Sill signed the registration form for Respondent and is listed as its Treasurer.

     8.   On March 25, 2021, in furtherance of the examination, the Staff sent Respondent a document request seeking Required Records and other documents related to its transfer agent business. The document requests were sent to the email address listed on the Form TA-1, and by

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[1]The findings herein are made pursuant to Respondent's Offer of Settlement and are not binding on any other person or entity in this or any other proceeding.

certified mail to its address listed on the Form TA-1, with a due date of April 8, 2021. Staff did not receive an error message indicating that the email could not be delivered, and the mailed copy was delivered. Respondent did not respond to the document requests by April 9, 2021; nor did it respond the Staff's email.

9. On January 5, 2022, staff in the Commission's Division of Enforcement sent Respondent a Wells notice via certified mail, return receipt requested, to the principal address on its Form TA-1. A Wells notice informs the recipient that the Enforcement staff has made a preliminary determination to recommend to the Commission that it authorize Enforcement to file an enforcement action against the recipient for violating the federal securities laws. The Wells Notice was returned unopened and stamped "Return to Sender. Attempted-Not Known. Unable to forward," evidencing that Respondent had a new address.

10. If any of the information reported on Form TA-1 becomes inaccurate, misleading, or incomplete, the transfer agent must correct the information by filing an amendment within 60 days following the date on which the information became inaccurate, misleading, or incomplete. *See* Rule 17Ac2-1(c) [17 C.F.R. § 240.17Ac2-1(c)].

11. The address for Respondent's principal office provided on the Form TA-1 was inaccurate by January 10, 2022 at the latest, meaning that Respondent was required to file an amendment to the Form TA-1 by March 11, 2022. Respondent never filed an amendment to the Form TA-1.

12. Respondent:

   a. failed to file an amendment to its Form TA-1 within 60 days of information on the Form TA-1 becoming inaccurate, with the correct address for Respondent's principal office, and thereby willfully violated Section 17A(c)(2) of the Exchange Act [15 U.S.C. § 78q-1(c)(2)] and Rule 17Ac2-1(c) [17 C.F.R. § 240.17Ac2-1(c)] thereunder;

   b. failed to file annual reports on Form TA-2 for 2020 and 2021, and thereby willfully violated Section 17A(c)(2) of the Exchange Act and Rule 17Ac2-2 [17 C.F.R. § 240.17Ac2-2] thereunder;

   c. violated the rules and regulations promulgated by the Commission as described in paragraphs 3.a. and 3.b., and thereby willfully violated Section 17A(d)(1) of the Exchange Act [15 U.S.C. § 78q-1(d)(1)], which prohibits a registered transfer agent from engaging in any activity as a transfer agent in contravention of certain rules and regulations prescribed by the Commission;

   d. failed to furnish records that the Commission, by rule, require transfer agents to make, maintain and keep, to Commission staff upon request, and thereby willfully violated Section 17(a)(1) of the Exchange Act [15 U.S.C. § 78q(a)(1)]; and

e.   failed to make records available to examination by representatives of the Commission, and thereby willfully violated Section 17(b)(1) of the Exchange Act [15 U.S.C. § 78q(b)(1)].

IV.

In view of the foregoing, the Commission deems it appropriate and in the public interest, to impose the sanction agreed to in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

Pursuant to Section 17A(c)(3) of the Exchange Act, Respondent's registration as a transfer agent shall be, and hereby is, revoked.

By the Commission.

Vanessa A. Countryman
Secretary